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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ADDS SECOND RIG AT SILVER CITY

Toronto, Ontario – July 28, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update on the ongoing drilling program at the Silver City Project in Saxony, Germany.

Highlights

●	Drilling commenced smoothly at the first of four priority targets of the 12,000 metre diamond drilling program planned for 2021
●	Second drill rig added to the program, with drilling now underway at the Peter Vein (Neue Hoffnung Gottes) and Bräunsdorf (Christbescherung) targets
●	Drilling at Reichenbach and Grauer Wolf scheduled to commence in August

“We have had another smooth startup of drilling at Silver City this year,” stated Ben Pullinger, SVP Geology & Corporate Development. “We continue to appreciate the support of the local community and benefit from the excellent work of the TU Bergakademie Freiberg and the Helmholtz Institute of Freiberg. This year’s program builds on discoveries made last year in the first modern-day drilling for precious metals on the Bräunsdorf license. Our current drilling focusses on the historically productive gneiss-schist contact running through the Bräunsdorf and Peter Vein mines. In the coming weeks we will move up to the mafic-schist contact intersected last year at Reichenbach and Grauer Wolf, both of which yielded some of the most interesting results from drilling to date.”

Preparatory work for this year’s program included reprocessing and interpretation of historical airborne data, interpretation of geochemical data from 2020 drilling and continued compilation of historical data. Interpretation of high-resolution SWIR-LWIR hyperspectral acquired from 2020 drill core is supported by ongoing multidisciplinary research studies at the TU Bergakademie Freiberg and the Helmholtz Institute of Freiberg. The upcoming Grauer Wolf and Reichenbach targets are located along the newly drilled mafic volcanic and schist contact, with the geology and alteration intersected to date indicative of a compelling high-grade silver system.

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon has embarked on the first modern day exploration program focused on precious metals.

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX:GMX; OTCQX:GLBXF; and FRA:G1MN).

Samples from the drill campaign are being shipped for analysis to an ALS Global laboratory in Galway, Ireland, an ISO/IEC17025:2017 accredited facility. This facility was selected to accelerate and better manage sample-processing times in the context of the COVID-19 logistical challenges and strong demand for drill assaying globally.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 28, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer